                                   FORM 1OK/A

                                  -------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  -------------


                       AMENDMENT TO APPLICATION OR REPORT
                 Filed Pursuant to Section 12, 13, or 15 (d) of
                       THE SECURITIES EXCHANGE ACT OF 1934


                     OLD REPUBLIC INTERNATIONAL CORPORATION
 ------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)



                              AMENDMENT NO. ___4___



The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report for 1993 on form 10-K as set forth in the pages attached hereto:

(List all such items, financial statements, exhibits or other portions amended.)


                                    FORM 11-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          OLD REPUBLIC INTERNATIONAL CORPORATION
                                          --------------------------------------
                                                         (Registrant)



Date: June 30, 1994                        By __________________________________
                                                          (Signature)
                                                          P.D. Adams
                                                     Senior Vice President,
                                                     Chief Financial Officer
                                                          and Treasurer


                                 Total Pages: 13

                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For The Fiscal Year Ended December 31, 1993

                                  -------------

                           GREAT WEST CASUALTY COMPANY
                               PROFIT SHARING PLAN

                                  -------------




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                                 _______________

                          Index to Financial Statements

_______________________________________________________________________________


                                                                        Page No.
                                                                        --------

Report of Independent Accountants                                          1

Financial Statements:

    Statements of Net Assets Available for Benefits at
      December 31, 1993 and 1992                                           2

     Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1993 and 1992                       3

     Notes to Financial Statements                                       4 - 9

     Supplemental Schedules                                           Exhibit I

                        REPORT OF INDEPENDENT ACCOUNTANTS
                       -----------------------------------

To the Administrative Committee of
Great West Casualty Company Profit Sharing Plan
South Sioux City, Nebraska

We have audited the accompanying statements of net assets available for benefits of Great West Casualty Company Profit Sharing Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Connecticut General Life Insurance Company, the funding agent of the plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1992 financial statements, except for comparing the information provided by the funding agent, which is summarized in Note 5, with related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the Plan's financial statements as of December 31, 1992. The form and content of the information included in the 1992 financial statements, other than that derived from the information certified by the funding agent, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income and Security Act of 1974.

In our opinion, the financial statements, referred to above, of Great West Casualty Company Profit Sharing Plan as of December 31, 1993, and for the year then ended present fairly, in all material respects, the financial status of Great West Casualty Company Profit Sharing Plan as of December 31, 1993, and the changes in its financial status for the year then ended in conformity with changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules located on page seven are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                               COOPERS & LYBRAND
700 Cornhusker Plaza
Lincoln, Nebraska
April 29, 1994

                                                                               2
                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1993 and 1992
 _______________________________________________________________________________


                                                            December 31,
                                                      -------------------------
                                                          1993         1992
                                                      ------------ ------------
                              ASSETS
Investments, at contract value....................... $13,406,563  $11,715,224
                                                     ------------ ------------
                              LIABILITIES

Benefits payable to participants.....................           0        3,699
                                                     ------------ ------------
      Net assets available for benefits (Note 5)..... $13,406,563  $11,711,525
                                                     ============ ============

See accompanying Notes to Financial Statements

                                                                              3
                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 for the years ended December 31, 1993 and 1992
 _______________________________________________________________________________
                                                      Years Ended December 31,
                                                      -------------------------
                                                          1993         1992
                                                      ------------ ------------
Additions to net assets attributable to:
Contributions:
  Employer............................................  $1,170,513   $1,085,239
  Employee............................................      80,224      182,924
                                                      ------------ ------------
                                                         1,250,737    1,268,163
                                                      ------------ ------------
Investment Income:
  Interest............................................     675,929      810,397
  Net appreciation in contract
   value of investments...............................     117,799       35,065
                                                      ------------ ------------
                                                           793,728      845,462
                                                      ------------ ------------
   Total additions ...................................   2,044,465    2,113,625


Deductions from net assets attributed to:
Benefits paid to participants, including
  $26,676 and $104,696 of employee
  contributions withdrawn in 1993 and 1992,
  respectively (Note 5)...............................     349,427    1,262,597
                                                      ------------ ------------
    Net increase......................................   1,695,038      851,028

Net assets available for benefits:
   Beginning of year..................................  11,711,525   10,860,497
                                                      ------------ ------------
   End of year........................................ $13,406,563  $11,711,525
                                                      ============ ============

See accompanying Notes to Financial Statements

                                                                             4
                          NOTES TO FINANCIAL STATEMENTS

 ______________________________________________________________________________

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Great West Casualty Company (Company) Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company, covering all eligible employees of that Company as well as its affiliates, Joe Morten & Son, Inc., Midwest Insurance, Inc., Motor-Ways, Inc., Truckmen Underwriters Agency, Inc. and National Adjustment Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions and Participants Accounts

The employer's contribution to the Plan for each plan year is limited to the maximum amount allowed for tax purposes. Contributions are at the discretion of the Board of Directors.

Participants in the Plan may contribute annually or on a cumulative basis up to 10% of their compensation received while a participant. Total accumulated participant contributions, including earnings thereon, were $825,383 and $750,325 at December 31, 1993 and 1992, respectively. Total annual additions per participant account during a plan year by the employer and the employee shall not exceed the lesser of $30,000 or 25% of the participant's compensation for such year. The term "annual addition" for any plan year means the sum of the employer contributions, participants voluntary contributions and remainders credited to a participant's accounts under any such plans for that year.

(c) Eligibility and Vesting

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan upon reaching the age 21 with completion of 1,000 hours of service during the twelve month period beginning with date of hire. Minimum age for vesting service is 18 years of age.

Benefits upon termination of employment are limited to the participant's contributions plus 10% of all other assets accumulated in their profit-sharing account for each full year of participation not to exceed 100%. However, no benefits are vested until an employee has completed four years of service.

(d) Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 1993, include funds totaling $131,071 which represent the account balance of a retired participant who has elected to leave the funds in the plan upon retirement.

                                                                               5
                          NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

NOTE 1 - DESCRIPTION OF PLAN, Continued

(e) Forfeitures

All forfeitures are segregated until the employee has attained a five year break-in-service. At that time forfeitures are allocated pro-rata to each participant account according to their respective earnings for that year. There were unallocated assets of $164,824 and $148,558 at December 31, 1993 and 1992, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The plan presents in the statement of changes in net assets the net appreciation (depreciation) in the contract value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Benefits are recorded when paid.

(b) Investments

The plan entered into an immediate participation guarantee contract with Connecticut General Life Insurance Company (Connecticut General). Connecticut General maintains a.) an employer contribution account b.) a voluntary savings account and c.) a rollover contribution account for each participant. As directed by the plan, sixty percent of employer contributions for each participant are allocated to the Guaranteed Long Term Account and the remaining forty percent of employer contributions as well as any participant voluntary contributions are allocated to separate investment funds (see note 5) according to participant elections. The accounts are credited with earnings on the underlying investments and charged for Plan benefits paid. The contract is included in the financial statements at December 31, 1993 and 1992 at contract value as reported to the Plan by Connecticut General.

                                                                              6
                          NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(c) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                              December 31, 1993
                                                              -----------------
Net assets available for benefits per the financial statements      $13,406,563
Amounts allocated to withdrawing participants                        (1,048,632)
                                                                    -----------
Net assets available for benefits per Form 5500                     $12,357,931
                                                                    ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                              December 31, 1993
                                                              -----------------
Benefits paid to participants per the financial statements             $349,427
Add: Amounts allocated to withdrawing participants at
     December 31, 1993                                                1,048,632
                                                                    -----------
Benefits paid to participants per the Form 5500                      $1,398,059
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

During 1993 the Company sold Dornberger/Berry & Company (Dornberger), an affiliated agency. Included in amounts allocated to withdrawing participants at December 31, 1993 is $792,365 representing benefits paid during January 1994 to terminating employees of Dornberger.


NOTE 3 - FEDERAL INCOME TAXES

The Plan has received an Internal Revenue Service Determination Letter dated May 3, 1989, which states that it qualifies under the provisions of Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. Employer contributions and the income of the Plan are not taxable to the participants until such time as distributions are made.

NOTE 4 - TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                                               7
                          NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Six separate investment funds are maintained under the plan for the benefit of participants. The allocation of net assets available for plan participants to the separate investment funds is as follows:

                                             For the year ended December 31, 1993
                                          ------------------------------------------
                                          Immediate Participation Guarantee Contract
                                          Guaranteed    Guaranteed    Growth and        Growth   Income and   Strategic
                                           Long-term    Short-term        Income   Opportunity       Growth  Opportunity
                               Combined      Account       Account       Account       Account      Account      Account
                             ----------   ----------   -----------   -----------   -----------  -----------   ----------
Net assets available
  for benefits              $13,406,563  $11,700,147      $162,328      $588,451      $627,395     $313,603      $14,639

                                              For the year ended December 31, 1992
                                           ------------------------------------------
                                           Immediate Participation Guarantee Contract
                                           Guaranteed    Guaranteed    Growth and        Growth  Income and    Strategic
                                            Long-term    Short-term        Income   Opportunity      Growth  Opportunity
                               Combined       Account       Account       Account       Account     Account      Account
                             ----------    ----------   -----------   -----------   -----------  ---------   -----------
Net assets available
  for benefits              $11,711,525   $10,558,047      $140,223      $559,145      $271,171   $176,978        $5,961



The contract with the funding agent imposes certain restrictions on transfers between and disbursements from various accounts, the most restrictive of which are:

  - Transfers or disbursements from the guaranteed long-term account greater than 10% of the total assets in such pool at January 1 of the year of computation may be deferred by the funding agent.

  - Transfers or disbursements from the guaranteed short-term account may be deferred up to a period of 30 days if there is negative cash flow in the account.

                                                                               8
                          NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, Continued



                                             For the year ended December 31, 1993
                                          ------------------------------------------
                                          Immediate Participation Guarantee Contract
                                          Guaranteed    Guaranteed    Growth and        Growth   Income and   Strategic
                                           Long-term    Short-term        Income   Opportunity       Growth  Opportunity
                               Combined      Account       Account       Account       Account      Account      Account
                             ----------   ----------   -----------   -----------   -----------  -----------   ----------
Contributions:
 Employer                    $1,170,513     $983,809      $27,636        $80,565       $44,398      $25,923      $8,182
 Employee                        80,224       61,793        1,907          2,075         9,851        4,535          63
                            -----------   ----------   ----------    -----------   -----------  ----------   ----------
                              1,250,737    1,045,602       29,543         82,640        54,249       30,458       8,245
                            -----------   ----------   ----------    -----------   -----------  -----------  ----------

Investment Income:
 Interest                       675,929      672,152        3,777           --            --           --          --
Net appreciation in
 contract value
 of investments                 117,799         --           --           19,730        61,784       34,227       2,058
                            -----------   ----------   ----------    -----------   -----------  -----------  ----------
                                793,728      672,152        3,777         19,730        61,784        4,227       2,058
                            -----------   ----------   ----------    -----------   -----------  -----------  ----------

   Total additions            2,044,465    1,717,754       33,320        102,370       116,033       64,685      10,303

Less benefits paid
  to participants               349,427      302,881        9,289         20,814         4,725       11,718         --

Transfers between funds            --       (272,773)      (1,926)       (52,250)      244,916       83,658      (1,625)
                            -----------   ----------    ---------     ----------   -----------  -----------  ----------
   Net increase               1,695,038    1,142,100       22,105         29,306       356,224      136,625       8,678
                            -----------   ----------    ---------     ----------   -----------  -----------  ----------

Net assets available
  for plan benefits:
   Beginning of year         11,711,525   10,558,047      140,223        559,145       271,171      176,978       5,961
                            -----------  -----------    ---------     ----------   -----------  -----------  ----------
   End of year              $13,406,563  $11,700,147     $162,328       $588,451      $627,395     $313,603     $14,639
                            ===========  ===========    =========     ==========   ===========  ===========  ==========


                                                                               9
                          NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, Continued



                                             For the year ended December 31, 1993
                                          ------------------------------------------
                                          Immediate Participation Guarantee Contract
                                          Guaranteed    Guaranteed    Growth and        Growth   Income and   Strategic
                                           Long-term    Short-term        Income   Opportunity       Growth  Opportunity
                               Combined      Account       Account       Account       Account      Account      Account
                            -----------   ----------   -----------   -----------   -----------  -----------   ----------
Contribution:
 Employer                    $1,085,239     $922,587       $26,528       $82,964       $29,418      $18,070      $5,672
 Employee                       182,924      161,467         1,916         5,435         9,706        4,400         --
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------
                              1,268,163    1,084,054        28,444        88,399        39,124       22,470       5,672
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------

Investment Income:
 Interest                       810,397      806,084         4,313          --            --            --         --
Net appreciation in
 contract value
 of investments                  35,065         --            --           6,970        21,719        6,377          (1)
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------
                                845,462      806,084         4,613         6,970        21,719        6,377          (1)
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------

  Total additions             2,113,625    1,890,138        32,757        95,369        60,843       28,847      5,671

Less benefits paid
 to participants              1,262,597    1,240,369         8,094        14,134          --            --         --

Transfers between funds            --       (189,668)       (5,390)       15,271        80,129       99,432         226
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------
 Net increase                   851,028      460,101        19,273        96,506       140,972      128,279       5,897
                            -----------   ----------  ------------   -----------   -----------  -----------   ---------

Net assets available
 for plan benefits:
 Beginning of year           10,860,497   10,097,946       120,950       462,639       130,199       48,699         64
                            -----------  -----------  ------------   -----------   -----------  -----------   --------
 End of year                $11,711,525  $10,558,047      $140,223      $559,145      $271,171     $176,978     $5,961
                            ===========  ===========  ============   ===========   ===========  ===========   ========


                                                                       Exhibit I
                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                              SUPPLEMENTAL SCHEDULE
                 for the years ended December 31, 1993 and 1992

 -------------------------------------------------------------------------------

The following information was received from the funding agent for the Plan year January 1, 1993 through December 31, 1993:



                                    Item 27(d) - Schedule of Reportable Transactions
(a) identity  (b) Description of      (c) Purchase      (d) Selling     (g) Cost of    (h) Current value   (i) Net gain
    of party         Assets                price             price           asset         of assets on         or loss
    involved                                                                              transaction date
- ------------  ---------------------   -----------       ------------   -------------   ------------------- ------------
               Purchases of units in                      Not
     CGLIC     Guaranteed Long Term    $1,057,312         Applicable     $1,057,312       $1,057,312                $0

               Sales of units in        Not
     CGLIC     Guaranteed Long Term     Applicable        $1,534,612     $1,534,612       $1,534,612                $0



      Schedule of Assets Held

     Identity     Description                Current
     of party                                 Value
     --------     ---------------------   -----------

      CGLIC       GUARANTEED LONG TERM    $11,700,147

      CGLIC       GROWTH AND INCOME FUND      588,451

      CGLIC       GUARANTEED SHORT TERM       162,328

      CGLIC       GROWTH OPPORTUNITY          627,395

      CGLIC       INCOME AND GROWTH           313,603

      CGLIC       STRATEGIC OPPORTUNITY        14,639

                                   SIGNATURES
                                   ----------


Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


                                      GREAT WEST PROFIT SHARING PLAN, registrant


                                     By _________/s/ Allen J. Johnson__________
                                        Allen J. Johnson, Plan Committee

                                     By _________/s/ R. Scott Rager____________
                                        R. Scott Rager, Plan Committee

                                     By _________/s/ Micheal P. Krehbiel_______
                                        Micheal Pl Krehbiel, Plan Committee

                                     By _________/s/ Gaylen L. TenHulzen_______
                                        Gaylen L. TenHulzen, Plan Committee


Dated: April 29 , 1994